                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                   FORM 11-K
                                 ANNUAL REPORT



                           Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934




                      For the Year Ended December 31, 2000




                           THRIFT PLAN FOR EMPLOYEES
                                 OF ONEOK, INC.
                                AND SUBSIDIARIES



                                  ONEOK, Inc.
                             100 West Fifth Street
                             Tulsa, Oklahoma  74103

                          THRIFT PLAN FOR EMPLOYEES OF
                          ONEOK, Inc. AND SUBSIDIARIES



                               TABLE OF CONTENTS


                                                                                Page

Independent Auditors' Report                                                       1

Financial Statements:

Statements of Net Assets Available for Benefits - December 31, 2000 and 1999       2

Statements of Changes in Net Assets Available for Benefits -
  Years ended December 31, 2000 and 1999                                           3

Notes to Financial Statements                                                    4-8

Schedules

1  Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                  9

2  Line 4j - Schedule of Reportable Transactions                                  10

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

                          Independent Auditors' Report



The Administrative Committee
Thrift Plan for Employees of
ONEOK, Inc. and Subsidiaries:


We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules included herein are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                        KPMG LLP

Tulsa, Oklahoma
June 18, 2001

                         THRIFT PLAN FOR EMPLOYEES OF
                         ONEOK, INC. AND SUBSIDIARIES

                Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999
                                 (In thousands)

                                                      2000            1999
                                                    -------         -------
Investments, at fair value:
    Money market funds                            $  26,030       $  19,705
    Mutual funds                                    168,504         151,858
    Guaranteed Investment Contracts                  17,074          19,323
    Government securities                               587             561
    Common stock of ONEOK, Inc.                     161,523          87,536
    Common stock of Western Resources, Inc.           5,772           4,750
    Participant loans                                14,914          14,524
                                                   --------        --------
                                                  $ 394,404       $ 298,257
                                                  =========       =========

See accompanying notes to financial statements.

                         THRIFT PLAN FOR EMPLOYEES OF
                         ONEOK, INC. AND SUBSIDIARIES

           Statements of Changes in Net Assets Available for Benefits

                     Years Ended December 31, 2000 and 1999
                                 (In thousands)


                                                                                        2000               1999
                                                                                     ---------          ---------
Investment income (loss):
    Net appreciation (depreciation) in fair value of investments                    $  82,321          $ (20,420)
    Dividends                                                                           9,230              8,278
    Interest                                                                            1,841              2,640
                                                                                     ---------          ---------
        Net investment income (loss)                                                   93,392             (9,502)

Contributions:
    Employee                                                                           13,652             11,771
    Employer                                                                            7,298              6,275
    Rollover                                                                            9,841              1,770
                                                                                     ---------          ---------
                                                                                       30,791             19,816

Withdrawals by participants                                                           (28,036)           (26,957)
Transfers from KGS Thrift Plan                                                              -            114,635
                                                                                     ---------          ---------
Net increase in net assets available
    for benefits                                                                       96,147             97,992

Net assets available for benefits, beginning of period                                298,257            200,265
                                                                                     ---------          ---------
Net assets available for benefits, end of period                                    $ 394,404          $ 298,257
                                                                                     =========          =========

See accompanying notes to financial statements.

                          THRIFT PLAN FOR EMPLOYEES OF
                          ONEOK, INC. AND SUBSIDIARIES

                         Notes to Financial Statements

                          December 31, 2000 and 1999

(1)  Description of Plan

     A brief description of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries (the Plan) follows and is provided for general information only. Participants should refer to the full text of the Plan for more complete information. Also see Note 5 regarding the Plan merger at January 1, 1999.

     (a)  General

          The Plan is a defined contribution plan which covers substantially all employees of ONEOK, Inc. and Subsidiaries (the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  Participation and Contributions

          An employee may begin participation on the first day of the month following employment. Participants may make pre-tax deferrals of up to a maximum of 14% of his or her basic compensation if certain deferral limitations are not exceeded. Participants may make after-tax deposits of any whole percentage of their basic compensation up to a maximum of 6% as long as the total of pre-tax deferrals and after-tax deposits does not exceed 18%.

          After one year of service, the Company will match 100% of pre-tax deferrals and after-tax deposits, up to a maximum of 6% for participants not covered by a collective bargaining agreement. For employees covered by a collective bargaining agreement, the Company will match 50% of pre-tax deferrals and after-tax deposits up to a maximum of 6%. The combined total of pre-tax deferrals, after-tax deposits, and Company matching contributions cannot exceed the lesser of $30,000 or 25% of the participant's annual compensation.

          The Plan contains a "Dividend Switchback Option", which allows participants holding ONEOK, Inc. common stock in their Plan account to make deferrals of compensation equivalent to, 100%, 50%, or 0% of the ONEOK, Inc. dividends received on the stock, on a pre-tax basis. Deferrals by participants under this feature are not included within the Plan's calculation of maximum pre-tax and after-tax deposits.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

     (b)  Investments

          Investments in the ONEOK, Inc. Investment Contract Fund are stated at cost, which approximates market value. All other investments are stated at fair value based on the estimated current market value of the respective investments at the end of the year. All investments are held by Bank of Oklahoma, N.A., as Trustee. When available, current market value is determined based on published market quotes and trading activity of the underlying investment securities.

     (c)  Gains and Losses from Sale of Investments

          Gains and losses resulting from the sale of investments are differences between the average cost of specific investments sold and proceeds received. Transactions are recorded on a trade date basis.

     (d)  Administrative Costs

          The Company pays all costs and expenses for administering the Plan, including expenses of the Committee and fees and expenses of the Trustee, except for brokerages, commissions, investment management fees, and transfer taxes applicable to investment of securities or investments acquired or sold for a participant's account, and loan origination fees.

     (e)  Payment of Benefits

          Benefits are recorded when paid.

     (f)  Income Taxes

          The Plan is a qualified plan under Section 401(a) of the Internal Revenue Code at 1986 (the Code) the trust of which is exempt from federal income tax under the provisions of Section 501(a) of the Code. The Plan has received a favorable determination letter from the Internal Revenue Service dated June 19, 1998 stating that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended and restated since receiving the determination letter. The Company believes that the Plan is currently designed and being operated within the applicable requirements of the Code.

     (g)  Cash and Cash Equivalents

          The Plan maintains a reserve of cash or cash equivalents for the purpose of expediting participant withdrawals from the various funds. Cash equivalents are invested in shares of the American Performance U.S. Treasury Fund.

     (h)  Use of Estimates

          The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires a number of estimates and assumptions by the Plan Administrator relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (i)  Newly Issued Accounting Pronouncements

          In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

          SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact of SFAS No. 133 on the Plan financial statements would be immaterial.

     (j)  Reclassifications

          Certain 1999 amounts have been reclassified to conform with the 2000 presentation.


(3)  Investment of Funds

     The participants have the right to designate investment of their account balances, including their contributions and deferrals and the Company's matching contributions. Investment options are changed from time to time by the administrative committee of the Plan. Currently, funds may be designated among the following investment options:

          American Performance U.S. Treasury Fund - Invests primarily in U. S. Treasury bills, notes, and other obligations backed by the full faith and credit of the U.S. Government.

          American Performance Bond Fund - Invests primarily in actively managed portfolio of short, intermediate, and long-term bonds and other fixed income securities.

          Ariel Growth Fund - Invests primarily in common stocks of undervalued companies, with an emphasis on small-cap stocks.

          Putnam International Growth Fund - Invests primarily in stock of high-quality, seasoned companies based outside the United States.

          Vanguard PRIMECAP Fund - Invests primarily in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams.

          Vanguard Windsor Fund - Invests primarily in common stocks of undervalued companies.

          Vanguard Asset Allocation Fund - Invests primarily in common stocks, long-term U.S. Treasury bonds, and money market instruments.

          Vanguard Institutional Index Fund - Invests in the 500 securities included in the Standard & Poor's 500 Index attempting to match the performance of the widely followed Index.

          SEI Stable Asset Fund - Invests primarily in highly rated Guaranteed Investment Contracts purchased from insurance companies, other financial institutions, or that are guaranteed by the U.S. Government or its agencies. This fund is frozen and no new monies may be added.

          ONEOK, Inc. Investment Contract Fund - Seeks to provide a high level of income and a stable unit value of $1 by investing in investment contracts issued by life insurance companies and commercial banks, as well as other similar types of fixed principal investments. The fund is frozen and no new monies may be added.

          ONEOK, Inc. Common Stock Fund - Seeks to provide the potential for long-term growth by investing in the common stock of ONEOK, Inc.

          Western Resources, Inc. Common Stock Fund - Seeks to provide the potential for long-term growth by investing in the common stock of Western Resources, Inc. The fund is frozen and no new monies may be added. All dividends from this fund are invested in the American Performance U. S. Treasury Fund.

     Investments in the ONEOK, Inc. Investment Contract are stated at cost which approximates market value. Investments in the loan fund are stated at face value. All other investments are stated at quoted market price.

     If no investment option is elected by the participant, the funds are invested in the American Performance U.S. Treasury Fund. Participants may direct the investment of their account balances to more than one option. However, the minimum investment that can be directed to any one option is 1%.

     The participants may direct the sale or other disposition of securities in their account and may change their investment instructions to the Trustee on a daily basis. Neither the Company nor the Trustee guarantees the value of the investments nor do they indemnify any employee against any loss that may result from such investments.

     All interest, dividends, and other income received by the Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant's account. The cost charged to a participant's account for securities purchased is the average cost for all such securities purchased during the month. Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities are added to the cost of the securities purchased or deducted from the proceeds of the sale.

     Company contributions to the account of a participant and any income and earnings are immediately vested upon receipt by the Trustee (subject to subsequent loss through decline in value of investments). Upon termination of the Plan, each of the participants will receive distribution of the entire balance of their account.

     Participants may borrow from the Plan pursuant to Section 408(b)(1) of the ERISA, as amended. Loans may not exceed 50% of the nonforfeitable accrued benefit of the participant. Participant loans are stated at cost which represents estimated market value.

(4)  Investments

     The following table presents the fair values of individual investments at December 31, 2000 and 1999 (in thousands):

                                                               2000      1999
                                                               ----      ----
      American Performance U. S. Treasury Fund              $ 26,030    19,705
      American Performance Bond Fund                           4,471     3,160

      Ariel Growth Fund                                        6,787     6,068
      Vanguard International Growth Portfolio                      -     1,874
      Putnam International Growth Fund                         6,054         -
      Vanguard Primecap Fund                                  53,275    37,306
      Vanguard Windsor Fund                                   33,808    33,565
      Vanguard Asset Allocation Fund                          16,234    13,434
      SEI Standard & Poor's 500 Index Fund                         -    49,564
      Vanguard Institutional Index Fund                       42,362         -
      SEI Stable Asset Fund                                    5,513     6,887
      ONEOK, Inc. Investment Contract Fund                    17,074    19,323
      United States Government Series "E" and "EE" Bonds         587       561
      ONEOK, Inc. Common Stock                               161,523    87,536
      Western Resources, Inc. Common Stock                     5,772     4,750
      Participant loans                                       14,914    14,524
                                                            --------  --------

                                                            $394,404  $298,257
                                                            ========  ========

   The following schedule presents the net appreciation (depreciation) in fair value for each significant class of investment for the year ended December 31, 2000 and 1999, in thousands.

                                               2000           1999
                                             -------        -------

          Common stock                       $ 82,140        (41,283)
          Mutual Funds                            181         20,863
                                               ------         ------

                                             $ 82,321        (20,420)
                                               ======         ======
(5)  Plan Merger

     Effective January 1, 1999, the Plan was amended to merge with the ONEOK, Inc. KGS 401(k) Thrift Plan (the KGS Plan) with the Plan as the survivor. The assets of the KGS Plan were subsequently transferred into the Plan. At December 31, 1998, the fair market value of the assets transferred into the Plan was $114,634,599.

                                                                      Schedule 1

                          THRIFT PLAN FOR EMPLOYEES OF
                          ONEOK, INC. AND SUBSIDIARIES

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2000
                                 (In thousands)

  Column (a)                Column (b)                                  Column (c)                    Column (d)      Column (e)

   Party-in-             Identity of Issue,                    Description of Investment
   Interest              Borrower, Lessor,                    Including Maturity Date, Rate                            Current
Identification           or Similar Party                   of Interest, Par or Maturity Value           Cost           Value
--------------      ---------------------------             ----------------------------------        ----------      ----------
     *              American Performance U.S.               Money Market Fund                       $  25,915            26,030
                      Treasury Fund

     *              American Performance Bond               Mutual Fund                                 4,376             4,471
                      Fund

                    Ariel Growth Fund                       Mutual Fund                                 7,101             6,787

                    Putnam International                    Mutual Fund                                 6,467             6,054
                      Growth Fund

                    Vanguard PRIMECAP Fund                  Mutual Fund                                52,718            53,275

                    Vanguard Windsor Fund                   Mutual Fund                                35,426            33,808

                    Vanguard Asset Allocation               Mutual Fund                                16,850            16,234
                      Fund

                    Vanguard Institutional                  Mutual Fund                                46,207            42,362
                      Index Fund

                    SEI Stable Asset Fund                   Mutual Fund                                 5,483             5,513

     *              ONEOK, Inc. Investment
                      Contract Fund                         Guaranteed Investment Contracts            17,074            17,074

                    Series "E" Bonds                        U.S. Government securities                     40               213

                    Series "EE" Bonds                       U.S. Government securities                    132               374

     *              ONEOK, Inc.                             Common stock without par value             93,282           161,523

     *              Western Resources, Inc.                 Common stock without par value              7,682             5,772

     *              Participant loans                       Participant loans at varying interest
                                                              rates and maturity dates                      -            14,914
                                                                                                     ---------         ---------
                                                                                                    $ 318,753           394,404
                                                                                                     =========         =========
     *              Party-in-interest


   See accompanying independent auditors' report and notes to the financial statements.

                                                                      Schedule 2

                          THRIFT PLAN FOR EMPLOYEES OF
                          ONEOK, Inc. AND SUBSIDIARIES

                 Line 4j - Schedule of Reportable Transactions

                          Year Ended December 31, 2000
                                 (In thousands)

       Column (a)                 Column (b)               Column (c)    Column (d)    Column (e)     Column (f)     Column (g)

                                                                                                       Expense
      Identity of                                           Purchase      Selling        Lease      Incurred with    Cost of
     Party Involved          Description of Asset            Price         Price         Rental     Transaction       Asset
--------------------  ----------------------------------   ------------  ------------  -----------  --------------  --------------
* Bank of Oklahoma     SEI S&P 500 Index Fund              $   7,886             -           -               -         7,886

* Bank of Oklahoma     SEI S&P 500 Index Fund              $       -        58,121           -               -        45,400

* Bank of Oklahoma     Vanguard Institutional Index Fund   $  50,477             -           -               -        50,477

* Bank of Oklahoma     Vanguard Institutional Index Fund   $       -         4,357           -               -         4,615


                           Column (h)        Column (i)

                          Current Value
      Identity of         of Asset on           Net
     Party Involved    Transaction Date      Gain (Loss)
--------------------  ---------------------  ------------------
* Bank of Oklahoma              7,886              -

* Bank of Oklahoma             58,121         12,721

* Bank of Oklahoma             51,477              -

* Bank of Oklahoma              4,357           (258)

* Series of transactions

See accompanying independent auditors' report and notes to the financial statements.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, on this 28th day of June 2001.

                                    Thrift Plan for Employees
                                    of ONEOK, Inc. and Subsidiaries


                                    ONEOK, Inc.

                              By:          /s/ Jim Kneale
                                           --------------------------------

                                           Jim Kneale
                                           Senior Vice President, Treasurer and
                                           Chief Financial Officer
                                           (Principal Financial Officer)

                                 EXHIBIT INDEX
                                 -------------


EXHIBIT
NUMBER        EXHIBIT
------        -------

   23          Independent Auditors' Consent